FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

M E D I A   R E L E A S E



G O L D **F I E L D S**

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquiries

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fax +303 796-8293

Media

Andrew Davidson
Tel +27 11 644-2638
Fax +27 11 484-0639

MVELA'S SEXWALE HANDS OVER
R4.1 BILLION TO GOLD FIELDS

Johannesburg, 17 March 2004 - Tokyo Sexwale, the chairman of Mvelaphanda Resources (Mvela), today handed over a cheque for R4.1 billion to Ian Cockerill, the chief executive of Gold Fields in payment for Mvela receiving a 15 percent beneficial interest in the South African gold mining and related assets of Gold Fields.

Mr Sexwale was accompanied by Mrs Nthobi Angel, the chief executive officer of Mvela.

The empowerment deal, which involved lengthy and complex funding arrangements, was last week approved by both sets of shareholders. It is one of the biggest in value to date and also means that Gold Fields has taken a significant step in meeting the requirements of the Mining Charter.

Mvela will now have a 15 percent stake in three of the most productive gold mines in South Africa – Kloof, Driefontein and Beatrix.

Ian Cockerill said: "I can assure all stakeholders that the money will be put to good use in growing Gold Fields in South Africa and internationally. This deal has taken us further down the road of transformation, that we all welcome, and in the years to come will surely be viewed as a major milestone in the history of mining in South Africa. We could not wish for a better partner than Mvela and we look forward to a long and sound relationship."

ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 March 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs